2 October 2002
Number: 52/02


BHP BILLITON ANNOUNCES INAUGURAL EUROBOND


BHP Billiton, the world's largest diversified natural resources company, announced today the launch of its inaugural Eurobond. The launch follows an extensive pan-European road show to market the bond. The bond is to be documented under the company's recently launched Euro Medium Term Note (EMTN) programme.

BHP Billiton's Chief Financial Officer, Chris Lynch commented, "The great success of this issue in such volatile market conditions, illustrates the strength of the BHP Billiton credit story. The bond was well supported and attracted a geographically diverse and high quality order book. The issue size of Euro 750 million should ensure sufficient liquidity in the bond and contributes significantly to the BHP Billiton Group's objective of diversifying its funding sources."


Further information can be found on our
Internet site: http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel:    +61 3 9609 4202
Mobile: +61 419 404 978
mailto:Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com